

Mail Stop 4631

September 27, 2010

via U.S. mail and facsimile

Antoine Frérot, CEO
Veolia Environnement
36/38, avenue Kléber
75116 Paris, France

> **RE:** **Veolia Environnement**
> **Form 20-F for the Fiscal Year Ended December 31, 2009**
> **Filed April 19, 2010**
> **File No. 1-15248**

Dear Mr. Frérot:

We have reviewed your response letter dated September 20, 2010, and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by providing the requested information or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing the information you provide in response to these comments, we may have additional comments.

Item 5. Operating and Financial Review and Prospects, page 70

Overview, page 70
Presentation of Information in this Section, page 73
Non-GAAP Measures, page 74

1. We note your response to comment 2 in our letter dated August 10, 2010. Specifically, you state that you will "provide additional explanatory disclosure as to why [you use] this cash flow-related indicator to measure performance." However, the draft disclosures you provided appear to be focused on communicating to investors the nature of the adjustments being made to the IFRS measure. Please

provide us disclosure you intend to include in future filings that clearly communicates to investors why you are using a cash flow-related indicator to measure performance and why this measure is useful as a performance measure.

Results of Operations, page 79
Adjusted Operating Cash Flow, Adjusted Operating Income and Operating Income – Divisions, page 89

2. In future filings, please provide your discussion and analysis of operating income at the reportable segment level before your discussion and analysis of adjusted operating cash flow at the segment level. In this regard, it appears that operating income and operating cash flow before changes in working capital have been identified as the measures your CODM uses to assess performance at the reportable segment level based on the disclosures provided in Note 41. Please refer to Item 10(e)(1)(i)(A) of Regulation S-K for guidance.

Note 1 Accounting principles and methods, page F-11

1.15 Financial Instruments, page F-18
1.15.3 Cash and cash equivalents, page F-20

3. We note your responses to comments 8 – 10 in our letter dated August 10, 2010. Since the UCITS investments represent a material component of cash and cash equivalents and total current assets, please revise your accounting policy in future filings to provide investors with a similar explanation as you have provided to us in determining that the UCITS investments meet the definition of cash equivalents in accordance with IAS 7. Please also disclose the UCITS investments' time to maturity from the date of acquisition. If you have varying maturity dates, you may provide appropriate ranges of maturity dates. Please ensure your disclosure clearly communicates, if correct, that you have received a guaranteed daily redemption for all of your UCITS investments, as you have stated in your responses to comments 8 and 10.

Note 4 Goodwill, page F-34

4. We note your response to comment 11 in our letter dated August 10, 2010. It remains unclear to us how the table you propose to include in future filings provides investors with the disclosures required by paragraphs 134(f)(ii) and 134(f)(iii) of IAS 36. Specifically, you disclose that your key assumptions include the change in activity volumes, prices and direct costs, and investments. Also, it is unclear how a sensitivity analysis of a 1% increase in the discount rate and a 1% decrease in the perpetual growth rate effectively communicates to investors the specific amount by which the value assigned to your identified key

assumptions must change for each of the identified CGUs recoverable amounts to equal the carrying amounts. Please confirm to us that you will provide investors with these disclosures in future filings.

You may contact Tracey Houser, Staff Accountant, at (202) 551-3736, or in her absence, Jeanne Baker, Assistant Chief Accountant, at (202) 551-3691, or me at (202) 551-3768, if you have questions regarding comments on the financial statements and related matters.

Sincerely,

John Cash
Accounting Branch Chief